

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 15, 2007

Mr. Hongjun Li
Chief Financial Officer
Songzai International Holding Group, Inc.
20337 Rimview Place
Walnut, California 91789

   Re: **Songzai International Holding Group, Inc.**
      Form 10-KSB for Fiscal Year Ended December 31, 2005
      Filed March 31, 2006
      Response Letters Dated January 29, 2007 and February 1, 2007
      File No. 333-66994

Dear Mr. Li:

   We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A for Fiscal Year Ended December 31, 2005

General

1. Please include, in the forepart of your next amendment, a paragraph explaining the changes made to your original filing, in each amendment, and referring readers to specific locations within the amended filings where further details are presented.

Management's Discussion and Analysis, page 20

Results of Operations, page 21

2.   We note your disclosure stating that you commenced coal mining operations in
        September 2004. Therefore, please expand your disclosure to state the quantities
        of coal mined in each period, and the quantities of coal sold each period.

Controls and Procedures, page 25

3.   We note your statement that there have been no *significant* changes in your
        internal controls over financial reporting that occurred during your most recent
        fiscal quarter that have materially affected, or are reasonably likely to materially
        affect your internal controls over financial reporting. The guidance in Item
        308(c) of Regulation S-B now requires that you provide the disclosure for *any*
        change in your internal control over financial reporting that has materially
        affected, or is reasonably likely to materially affect your internal control over
        financial reporting, rather than only significant changes.

Financial Statements

Note 2 – Gain on Discontinued Operations, page F-11

4.   We note that you have not complied with prior comment 4, concerning the basis
        for your recognition of gain on the sale of Yong Heng, given that the receivable
        for sale proceeds of $241,600 remained outstanding as of December 31, 2005.
        Tell us whether the funds have subsequently been collected, and if so the date and
        manner of presenting receipt in your statements of cash flows.

        Unless you are able to show that collectibility was reasonably assured, you may
        need to restate your financial statements to defer recognition of the gain to
        comply with the guidance in paragraph 17 of SFAS 5. In either case, you should
        disclose in subsequent filings the status of the receivable, indicating your views
        on collectibility and the expected timing of settling the account.

Note 8 – Acquisition, page F-13

5.   Please reconcile the disclosure you added in response to prior comment 5, stating
        you determined that "No changes in control of the Company before and after the
        conversion of issued preferred stocks would occur…," with the disclosure you
        made in the 8-K filed on April 15, 2005, stating "…the transactions have resulted
        in a change in majority ownership of Songzai, by virtue of the 55,286,074 shares
        of common stock owned by Mr. Hong Wen Li and his brother, Mr. Hong Jun Li,
        representing 50.7% of Songzai's outstanding shares of common stock on a fully

converted basis;" and the disclosure made in the Form 8-K that you filed on December 21, 2006 stating "…the issuance of the preferred shares, if converted to common, will effectively confer voting control of the Company to Mr. Li Hongwen, the current Chairman." Please revise your disclosure to resolve these inconsistencies. Address the voting and conversion provisions of the preferred stock along with this disclosure.

6.   We note that you have not complied with prior comments 5 and 6, concerning the terms and valuation of the preferred shares issued for the coal mine. We believe that further disclosure will be required. In this regard, the view that you express, stating that because the preferred stock was not subject to a stock split, "…SFAS 129 is not relevant to the Company's disclosures," is not consistent with the scope provisions outlined in paragraph 3 of that Standard. You are required to disclose the terms of securities, as defined in paragraph 2, including preferred stock. Please disclose the terms under which conversion may occur, and explain any voting provisions associated with the preferred shares.

Also disclose the basis for determining the value assigned to the preferred shares to comply with paragraph 51(d) of SFAS 141. It should be clear how you determined the value ascribed to be the fair value of the assets acquired. Given the conversion provisions, the extent of correlation with the quoted market price of your common shares on the date of negotiating the arrangement should be clear. If you find that your latest representation on the question of control is in error, an alternate view of the valuation may be appropriate, in which case you should contact us by telephone to discuss.

7.   Given your characterization of the transaction as a business acquisition, it appears you would need to file financial statements of the coal mining operation to comply with Item 9.01 of Form 8-K. However, there is conflicting information in your documents concerning the status of the coal mine which may alter this view. We note that you disclosed in the subsequent events note of the financial statements included in the Form 8-K filed on May 14, 2004, depicting the 2003 recapitalization of Yong Heng (the gift card business), characterizing the coal mine as non-operating. Information contained in your responses to prior comments 9 and 10 also suggest the mine was not operational.

These representations are not consistent with the disclosure in the Form 10-QSB covering the quarter ended September 30, 2004, as well as your present disclosure, indicating it was an operating coal mine at the time of acquisition. Please revise your disclosures to explain in detail the status of the coal mine on acquisition and subsequently. If this is not appropriately characterized as a business, you should eliminate disclosures indicating you have applied the purchase method of accounting, and the pro forma information. Otherwise, please comply with your reporting obligations on Form 8-K.

8.   We understand from your reply to prior comment 5, and disclosure in the Form 8-K that you filed on December 21, 2006, that you have altered the conversion provisions on the preferred shares issued in 2004 to acquire the coal mine, whereas instead of issuing 100 common shares for each preferred share, you will now only need to issue 10 common shares for each preferred share. Please amend your Form 8-K to identify the consideration that you conveyed in exchange for this adjustment to the conversion provisions. Tell us how you valued this event, and provide any further details necessary to understand the accounting applied in changing the conversion provisions. Cite the authoritative support you have relied upon for your methodology.

9.   We also note that you did not explain, in responding to prior comment 5, why you have reported cash inflows of $4,009,662 from the issuance of the preferred shares, and a cash outflow of $4,724,245 for the purchase of property and equipment on page F-5, since you explain under this Note that this was an issuance of the shares in exchange for the coal mine, a non-cash transaction. If your disclosures are accurate, please revise your cash flow statement to remove the amounts associated with this non-cash transaction, and correct the corresponding disclosure in MD&A on page 22.

On a related point, expand your disclosure under this heading to explain why Harbin Green transferred first its 25% net profits interest, and subsequently its remaining interest in Tong Gong to you for no consideration, or explain how this conveyance is linked to the original issuance of the 400,000 preferred shares, if true.

Engineering Comments

Description of Business and Properties, page 3

The Tong Gong Coal Mine, page 4

10.   In your description of the Tong Gong Coal Mine on page 5, you disclose that based on information from John T. Boyd Company, as well as other information, you estimate reserves for the mine to be in excess of 1.53 million tons, 1.36 million tons of which are proven and the remainder of which are probable. You also indicate that you believe that the reserve estimates have been classified in accordance with Industry Guide 7. However, you disclose on page 6 that the coal mine is applying to increase its permitted reserves from 4.5 million tons to 6 million tons. In addition, we note that you disclose on your website that you have

in-place reserves of 4,417,000 tons, with a 3,157,000 ton recoverable reserve. Please address the following points:

- Unless you are able to provide us with additional engineering information to support these quantities, you should limit disclosure in the filing, and on your website, to the 1.53 million tons of recoverable reserves covered by the supplemental information provided in your earlier response.

- Tell us whether you obtained written consents or permission from the third party engineers identified in your disclosure, concurring with the summary of their work contained in the document and agreeing to being named in the document, prior to filing your report. Please submit for review the consents you obtained or if applicable, explain the reasons you did not receive their consent or permission.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. You may contact Roger Baer, Mining Engineer, at (202) 551-3705 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief